                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            WESTERN GOLDFIELDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   95828P 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Graham A Potts
                22 Grosvenor Square London W1K 6LF United Kingdom
                               +44 (0) 207 5297500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 05, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



          =============================================================

                                  SCHEDULE 13D
                              CUSIP No. 95828P 10 4

--------------------------------------------------------------------------------
         1.     Names of Reporting Persons.
                Latin American Copper plc
                I.R.S Identification No. - None

--------------------------------------------------------------------------------
         2.     Check the Appropriate Box if a Member of a Group
                (a.) ( )    (b.) ( )

--------------------------------------------------------------------------------
         3.     SEC USE ONLY

--------------------------------------------------------------------------------
         4.     Source of Funds
                                                          OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
         6.     Citizenship or Place of Organization
                                                     England & Wales

--------------------------------------------------------------------------------
Number of       7.    Sole Voting Power
Shares                7,500,000 shares*
Beneficially
Owned by        ----------------------------------------------------------------
Each Reporting  8.    Shared Voting Power
Person With
                ----------------------------------------------------------------
                9.    Sole Dispositive Power
                      7,500,000 shares*

                ----------------------------------------------------------------
                10.   Shared Dispositive Power

--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000 shares*

--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

--------------------------------------------------------------------------------
         13.    Percent of Class Represented by Amount in Row (11)
                                                         18.2%*
--------------------------------------------------------------------------------
         14.    Type of Reporting Person
                                                          CO



                 *This includes 2,500,000 warrants over shares which
                            are currently exerciseable

--------------------------------------------------------------------------------


Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Western GoldFields, Inc., an Idaho corporation (the "Issuer"). The principal executive offices of the Issuer are located at 961 Matley Lane, Suite 120, Reno, Nevada, 89502.


Item 2. Identity and Background.

(a) - (c) The name of the person filing this statement is Latin American Copper plc (and the officers, directors and control persons of Latin American Copper plc listed on Schedule I), hereinafter sometimes referred to as the "Reporting Person."

    The principal office of Latin American Copper Plc is 43 North Audley Street London W1K 6WH United Kingdom. Latin American Copper plc is a Mineral Exploration and Finance company.

(d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f) Citizenship: England & Wales


Item 3. Source and Amount of Funds or Other Consideration:

         Share exchange by the issuance of 20,000,000 ordinary shares of 0.01 pounds sterling each in the capital of Latin American Copper plc in exchange for 5,000,000 shares of Common Stock of the Issuer together with warrants to subscribe for 2,500,000 shares in the Common Stock of the Issuer. The exercise price of each warrant is $1.00 per share of Common Stock.


Item 4. Purpose of Transaction

         Purchase of shares by Latin American Copper plc of the common stock of the Issuer and the purchase of warrants to subscribe for shares of Common Stock of the Issuer was for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. Latin American Copper plc intends to monitor the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and evaluate the responses of its management to the needs of the holders of the Common Stock. From time to time Latin American Copper plc may meet with the Issuer's management and may recommend to the Issuer's management various strategies for increasing shareholders' value.

Latin American Copper plc reserves the right to change its plans and intentions at any time as it deems appropriate. Depending on factors deemed relevant by Latin American Copper plc, including but not limited to changes in the Issuer's business, governance or financial situation, Latin American Copper plc reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer as it may from time to time determine.

Except as set forth above Latin American Copper plc does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

         (a) See Rows 11 and 13 of the Cover Pages.

         (b) See Rows 7 through 10 of the Cover Pages. The Reporting Person has the power to vote or direct the vote and the power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

         (c) none except as described in Item 3 of this Schedule 13D.

         (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7. Material to be Filed as  Exhibits


         None

--------------------------------------------------------------------------------

                                   SCHEDULE 1
                                   ----------

With the exception of Ivan Garrido de la Barra, who is a citizen of the Republic of Chile, each person listed in Schedule I hereto is a citizen of the United Kingdom.

              Directors and Officers of Latin American Copper plc.;

Name and Position          Principal Occupation        Principal Business
                                                             Address
--------------------       -----------------------     --------------------

Anthony J Williams,        Company Director            22, Grosvenor Square,
Chairman                                               London, W1k 6LF,
Non Executive Director                                 United Kingdom


Martyn Konig,              Company Director            43 North Audley
Chief Executive Officer                                Street, London W1K 6WH,
                                                       United Kingdom


Sally Joy Schofield,       Geologist                   43 North Audley
Chief Operating Officer                                Street, London W1K 6WH,
                                                       United Kingdom


Ivan Garrido de la         Geologist                   Guardia Viega 181,
Barra, Managing                                        office 305
Director(Chile)                                        Providencia
                                                       Santiago, Casilla
                                                       16155-9
                                                       Chile


Jonathan David             Company Director            43 North Audley
Rowland, Non Executive                                 Street, London, W1K 6WH,
Director                                               United Kingdom


David Whitehead, Non       Company Director            Glebe
Executive Director                                     Kinvara
                                                       Co Galway
                                                       Ireland


Barry Donald Rayment,      Geologist                   645 Sleepy Hollow Lane
Non Executive Director                                 Laguna Beach
                                                       California 92651
                                                       USA


Graham A Potts,            Corporate Secretary         22, Grosvenor Square,
Corporate Secretary                                    London, W1K 6LF,
                                                       United Kingdom

--------------------------------------------------------------------------------

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2005
                                By:/s/ Jonathan David Rowland



                                Title: Director

--------------------------------------------------------------------------------